Man Group plc
Interim Report
for the half year to 30 September 2003



ManGroup plc



03037485

Acquisition
Man Investments now fully owns OM Strategic Investments Limited

Integration complete
All business units co-located in Man's offices in the UK and US


GNI

Open here for the Half Year in Review

Board appointments
Jon Aisbitt (below) and Chris Chambers (left) are appointed to the Board

New product launch
First joint Man RMF product launched



New product launch
BluMont Capital launches BluMont Man Multi-Strategy Notes


BLUMONT
CAPITAL



Continued sponsorship
First time novelist DBC Pierre wins the Man Booker Prize 2003 for his novel 'Vernon God Little', a satirical tale of contemporary America


Man
2003

Record launches

Man Group has successfully launched Man Multi-Strategy Series 5 Ltd and Man AP Unison Series 1 Ltd






OM STRATEGIC
INVESTMENTS LIMITED


Man Multi-Strategy Series 5 Ltd
Capital and Income Bonds
Prospectus
Man AP Unison Series 1 Ltd
Prospectus



Awards

RMF wins the Financial News 'Fund of Hedge Funds' award (right); and the InvestHedge Awards 2002 'Group of the Year' (left)



Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 2,500 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investment industry. It provides innovative products and tailor-made solutions to private and institutional investors. Through its core investment managers – AHL, RMF, Glenwood and Man Global Strategies – Man has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets.

Financial Highlights

Half Year Business Summary

- Fund sales in the six month period of $5.8 billion, including $1.8 billion in RMF
- Funds under management of $31.5 billion at 30 September 2003 (including $12.8 billion in RMF), up 21% from 31 March 2003
- Recurring net management fee income+ up 53% to £122.8 million
- Brokerage profits+ up 60% to £32.3 million
- Diluted underlying earnings per share^* up 43% to 38.7 pence
- Net performance fee income at £34.1 million, slightly down from £35.9 million
- Diluted earnings per share on total operations* up 20% to 39.3 pence
- Dividend up 25% to 11.4 pence
- Continued development in the second half:
  - Man Global Strategies Diversified Ltd and Man Multi-Strategy CHF Series 1 Ltd sales launches closed in October raising $787 million of investor money
  - Funds under management at 31 October 2003 are estimated to be $32.5 billion

	Half year to 30 September 2003	Half year to 30 September 2002	Year to 31 March 2003
Funds under management	**$31.5bn**	$22.1bn	$26.1bn
	£18.9bn	£14.0bn	£16.5bn
Asset Management net management fee income+	**£122.8m**	£80.1m	£181.1m
Asset Management net performance fee income+	**£34.1m**	£35.9m	£115.0m
Brokerage+	**£32.3m**	£20.2m	£48.3m
Financial Services	**£189.2m**	£136.2m	£344.4m
Sugar Australia	**£1.3m**	£1.8m	£3.7m
Profit before tax, goodwill amortisation and exceptional items	**£190.5m**	£138.0m	£348.1m
Goodwill amortisation and exceptional items	**(£27.4m)**	(£15.0m)	(£51.2m)
Profit before tax	**£163.1m**	£123.0m	£296.9m
Diluted earnings per share*			
Underlying^	**38.7p**	27.0p	60.7p
Total operations	**39.3p**	32.8p	75.8p
Dividends per share	**11.4p**	9.1p	23.2p
Post-tax return on equity (annualised)	**25.3%**	24.1%	26.9%
Equity shareholders' funds	**£995.5m**	£914.3m	£970.8m

+ Before goodwill amortisation and exceptional items

^ Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items)

* A reconciliation of earnings per share is shown in note 8

Half Year Review
to 30 September 2003

Group overview and strategy

The Man Group has enjoyed a very successful first half of the year both in terms of continued strong profits growth and asset raising. Group profits before tax, exceptional items and goodwill amortisation for the first half were up 38% to £190.5 million, reflecting in particular a 53% increase in net management fee income and a 60% increase in Brokerage income. Net performance fees, of £34.1 million, were slightly lower than in the first half of last year. The Group's profit before tax on total operations was up 33% to £163.1 million. This strong performance has driven diluted underlying earnings per share up 43% to 38.7 pence. Diluted earnings per share on total operations grew to a lesser extent, up 20% to 39.3 pence for the first half, reflecting higher goodwill amortisation, GNI integration costs and the slight decrease in net performance fee income.

In Asset Management we have continued to capitalise on our established presence and scale in the fast growing alternative investment market. Funds under management grew 21% in the first half, to $31.5 billion as at 30 September 2003, driven by a record level of product sales. Our strategic focus and resource commitment to product structuring has allowed us to develop an expanding range of products for both the private investor and institutional markets. Strong demand for these fund products has generated record sales of $5.8 billion in the first half. Although institutional funds under management grew 17% in the first half, the fastest growing component of funds under management was that of our higher margin private investor products, up 24% in the first half.

As well as developing our own wholly owned investment managers, we have continued to make significant progress in building relationships with high quality new managers across a range of complementary investment styles. At 30 September 2003, Man Global Strategies had agreements in place with 24 affiliated managers, a net increase of seven since 31 March 2003. Another important source of new manager capacity is RMF's sponsored programme, Hedge Fund Ventures, which has now seeded seven new managers. As well as providing additional investment management capacity, these initiatives allow us to offer multi-strategy products through allocations to both internal and affiliated managers across a range of styles. To accommodate continued strong asset raising, our strategy is to accelerate this new manager programme by investing in selected high capacity established managers with solid track records.

Following the integration of RMF last year, we have combined the institutional sales force of both organisations to take advantage of RMF's strength in the growing European institutional market, particularly for fund-of-hedge fund products. This has already shown benefits in the winning of our first institutional mandates in France and the UK. We have also broadened further the distribution network for private investor business, and now have 1,484 active intermediaries globally. Our private investor white label business, where we structure and manage tailored products for the specific customer base of a private bank or financial services firm, is becoming an increasingly important component of sales. In North America we have signed up 47 intermediaries and are continuing to see sales of our US registered product. Private investor sales in North America in the first half were $207 million.

In July, we acquired the 50% of OM Strategic Investments Limited which we did not already own. OM Strategic Investments is based in Sydney and has operated for many years as sponsor and distributor of Man's alternative fund products principally in the Australasian region.

In Brokerage, pre-tax profits in the first half before goodwill amortisation and exceptional items grew strongly, up 60% on the comparable period in the prior year. This reflects organic growth in the business (driven by high levels of activity on exchanges and in some cases increased market share), the recruitment of producer teams and the acquisition of GNI in November 2002. This acquisition reflects our role as a consolidator in the futures and options markets and also our strategy of broadening our product range, in particular by developing scale in equity derivative products. The full integration of GNI, which has now been completed, has provided significant cost savings, with associated first half exceptional integration costs of £5.3 million, as anticipated at acquisition. GNI client volumes have been maintained and even increased in the areas of financial futures, energy and metals.

During the first half we welcomed two new members to the board. In August 2003, Jon Aisbitt joined the Group Board as an independent non-executive director. He is a member of the Audit and Risk, Remuneration and Nomination Committees. He is a chartered accountant with a long and successful career in investment banking as an advisor to many large domestic and international companies. At the same time, Chris Chambers, Chief Executive Officer of Man Investments since March 2002, was appointed to the Group Board.

Dividend and share repurchase activities
Given the Group's good performance in the first half, the Board's confidence for the full year and our strong financial condition, the interim dividend is being increased by 25% to 11.4 pence. This will be paid on 18 December 2003 to shareholders on the register at the close of business on 14 November 2003. The shares will be quoted ex-dividend from 12 November 2003. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00pm on 27 November 2003.

In furtherance of the Group's policy for applying post-tax performance fees over time in the repurchasing of shares in the market, 1.4 million shares were repurchased in the first half at an average cost of £12.34 per share.

Financial summary
Asset Management
Asset Management increased pre-tax profits, before goodwill amortisation, for the first half by 35% to £156.9 million. Recurring net management fee income for the first half increased 53% to £122.8 million as a result of the growth in funds under management. Net performance fee income at £34.1 million was slightly down on last year.

At 30 September 2003, the split between private investor and institutional funds under management was $16.8 billion and $14.7 billion respectively. Of the $31.5 billion funds under management, $28.7 billion relates to hedge funds with the remaining $2.8 billion relating to other asset classes.

The chart below breaks out the components of the development of funds under management in the first half. 'Acquisitions' relates to Westport, a private equity fund of funds manager, in which a controlling interest was acquired in April 2003 (its funds under management are included in the 'Other' manager category). As can be seen, the key feature continues to be the strong level of sales. 13 new products were launched during the half year. The increase in funds under management in the half year from Man's two global launches (Man Multi-Strategy Series 5 Ltd and Man AP Unison Series 1 Ltd) was $1.7 billion. White label sales (including OM-IP 130/140 Plus and Series 9 OM-IP 220 Ltd) accounted for $1.2 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $1.1 billion and institutional sales $1.8 billion, almost all from RMF.

Funds under management ($bn)

	March 2003	Acquisitions	Sales	Investment movement	Redemptions	FX and Other	September 2003
		0.6	5.8	1.1	(2.4)	0.3	
RMF	11.1						12.8
Glenwood	5.0						5.0
AHL	6.3						[illegible]
Other	3.7						5.8
Total	26.1						31.5

Performance Records	6 months to 30 September 2003 (not annualised)	12 months to 30 September 2003	3 years to 30 September 2003 (annualised)
AHL Diversified Programme[1]	7.9%	9.1%	24.5%
Man Global Strategies[2]	2.6%	6.7%	13.7%
Man-Glenwood[3]	2.7%	5.0%	3.3%
RMF[4]	5.4%	8.9%	7.0%
HFRI Fund of Funds Composite Index	6.2%	8.8%	3.3%
S&P 500	18.5%	24.4%	-10.1%
FTSE 100	15.0%	13.4%	-10.6%

Source: Man database, Standard & Poor's Micropal and Hedge Fund Research Inc.
1 AHL Diversified: represented by Athena Guaranteed Futures Limited
2 Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited
3 Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
4 RMF: represented by RMF Absolute Return Strategies I, with dividends reinvested
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

We have continued to build out our distribution platform by increasing both the number and quality of our intermediaries. The number of intermediaries now stands at 1,484, up 16% from 31 March 2003. These additions include a number of well-established international financial institutions.

Investment movement in the first half was a positive $1.1 billion. Man-AHL had a strong start to the period with good returns from currencies and bonds particularly in May. However, these gains were partially offset by reversals in currencies thereafter. In Man Global Strategies, performance was steady with diversified multi-manager products, such as Man Multi-Strategy Guaranteed Limited, generating a return of 2.6%.

Our fund of funds managers, Glenwood and RMF, both target more modest returns but with a lower associated volatility. Man-Glenwood recorded a steady performance in the first half. It benefited from equity-based strategies due to the strength of equity markets but other styles were mostly flat. In RMF, performance was good with diversified multi-manager products, such as RMF Absolute Returns Strategies I, generating a return of 5.4%.

Redemption levels in private investor products in the first half at 15.6% (annualised) were within the 12-18% range that we have typically experienced over the long term. Institutional redemption levels were higher than historically, due to some switches (investors redeeming from one fund product and reinvesting in another, which is included in both redemptions and sales) at RMF and some outflows at Glenwood.

Brokerage

Brokerage had a strong first half with pre-tax profits, before goodwill amortisation and exceptional items, of £32.3 million, an increase of 60% over the first half of last year. This reflects a combination of further improvement in market share, active markets in our core businesses and the benefits of integration of the GNI business acquired in November 2002.

We have further consolidated our position as a leading execution broker on the major global futures markets. This enabled us to benefit from the increase in market volumes on these exchanges, particularly in financial futures, metals and energy. Our foreign exchange team benefited from volatility in the fx markets, whilst our securities and CFD teams experienced somewhat quieter market conditions. Results of our retail businesses remained strong despite the continued low interest rate environment. Recruitment for our sales teams in Paris, London, New York and Chicago has resulted in growth in profits in all of these offices.

The benefits of the GNI merger have flowed through to trading profits. Revenues from the GNI businesses have been maintained whilst costs have been reduced. The GNI integration is complete with all business units now working as integrated teams, co-located in Man's offices in the UK and US.

Financial objectives
We have continued to deliver results in line with our long-standing key financial objectives:

– **Significant growth in underlying earnings per share (as defined on page 1).** The higher level of funds under management has generated an increase in net management fee income (before goodwill amortisation), which is up 53% to £122.8 million for the first half. This, together with a continuing strong contribution from our Brokerage business, has resulted in continued strong growth in diluted underlying earnings per share, up 43% to 38.7 pence.

– **High levels of return on equity.** The Group's post-tax return on equity on an annualised basis for the first half was 25.3%, somewhat higher than the 24.1% for the comparative period. This result has been achieved off an equity base significantly increased by the acquisition last year of RMF.

The Board believes that long-term shareholder value will be achieved through the continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes.

Profit and loss account
In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's profit and loss account into its components:

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. The largest component of other operating income is profits arising on proprietary holdings in some of our funds. These profits are included in the net performance fee income segment (as shown in note 3b). Total operating income has increased by 41% over the first half of last year, reflecting the strong growth in management fees derived from higher levels of funds under management. Operating expenses have increased by 53% from £60.1 million in the comparative period. This is largely due to higher variable employee compensation arising from the growth in income and also to investment in people, systems and infrastructure to provide scale to Asset Management in order to cater for continued strong growth.

Net interest income includes the small margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition made in 2003 (£14.7 million) and the Glenwood acquisition made in 2000 (£2.1 million). Both the RMF and Glenwood goodwill are being amortised over 15 years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as agent

6 months to 30 September 2003	Asset Management £m	Brokerage £m	Sugar Australia £m	Group Total £m
Fees and commissions receivable	279.3	311.8	–	591.1
Fees and commissions payable	(48.2)	(198.3)	–	(246.5)
Net trading interest income	2.2	23.9	–	26.1
Other operating income	10.2	0.9	–	11.1
Total operating income	**243.5**	**138.3**	**–**	**381.8**
Operating expenses	(92.2)	(111.5)	(0.2)	(203.9)
Operating profit	**151.3**	**26.8**	**(0.2)**	**177.9**
Associates and JVs	5.2	–	1.9	7.1
Net interest income	0.4	5.5	(0.4)	5.5
Profit before tax, goodwill and exceptional items	**156.9**	**32.3**	**1.3**	**190.5**
Goodwill amortisation	(18.9)	(3.2)	–	(22.1)
Exceptional items	–	(5.3)	–	(5.3)
Profit before tax on total operations	**138.0**	**23.8**	**1.3**	**163.1**
Taxation				(35.9)
Profit for the period				**127.2**

and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Total operating income has increased by 68% reflecting the contribution from GNI, the continued growth in market share and the benefits of active markets. Operating expenses have increased by 63% from £68.2 million in the first half of last year, with the acquisition of GNI accounting for most of this increase. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation relates to the GNI acquisition made in 2003 (£1.9 million) and the remainder to smaller acquisitions made previously. The GNI goodwill is being amortised over 10 years. The operating exceptional costs of £5.3 million relate to GNI integration costs.

The tax charge for the period amounted to £35.9 million. The effective tax rate on total operations was 22.0%, compared to 21.0% last year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix.

The growth in the Group's profitability has resulted in a significant increase in earnings per share. Full details of earnings per share are given in note 8 to the Interim financial statements.

Other financial items
The result for the first half has been achieved despite the impact of a negative currency translation of approximately £11 million in comparison to the comparative period, due to the weakening of the US dollar against sterling. Most of the Group's revenues arise in US dollars since the majority of transactions are denominated in that currency. The Group does not hedge its US dollar earnings into sterling.

There was a net cash outflow of £129.1 million in the first half. Cash generated from net operating profits was £192.8 million after adding back depreciation and amortisation of £41.7 million. Working capital requirements increased by £201.8 million. This is largely due to increased forward foreign exchange profits in the fund entities, resulting in a need for our Brokerage business to transfer cash into customer segregation (this is a short term effect) and due to the high level of sales commissions paid in the first half in Asset Management. In addition, the Company paid a dividend of £41.7 million and invested £40.8 million in net fixed asset expenditures (including £37.3 million of shares in the Company purchased by the employee trusts for the Group's incentive schemes). £6.7 million was paid in relation to acquisitions. Taxation paid in the period was £34.3 million and other items generated a cash inflow of £3.4 million.

Loans to funds of £309.1 million were slightly lower than at 31 March 2003, notwithstanding the high level of private investor sales in the period. This was due to the success of our externalisation initiatives to put in place permanent financing directly between the fund entities and external providers. During the period, this included a seven-year $500 million collateralised fund obligation (CFO), which was completed in August 2003, supported by Man-Glenwood fund assets.

At 30 September 2003, shareholders' equity was up 3% since the year-end at £995.5 million. The Group's balance sheet, as presented in sterling, is affected by currency movements since the majority of the Group's net assets are in US dollars. Reflecting this, the Group chooses to hold a significant amount of its borrowings in US dollars but does not hedge its US dollar net assets into sterling. Currency moves in the first half gave rise to a translation loss of £52.2 million, which is included in the statement of total recognised gains and losses for the period.

Net debt was £155.9 million, resulting in gearing of 16%. Including £34.2 million of balances with counterparties whereby commodities are bought under financing arrangements on deferred terms, gearing is 19%.

The Group has $2.8 billion of total financing facilities. This includes total banking facilities of $2.2 billion; the largest part being a $1.75 billion committed revolving credit facility, which was renewed in July 2003. Half the facility has an initial maturity date of July 2004 and the remainder matures in July 2006. In addition the Group issued, in November 2002, £400 million seven-year 3.75% exchangeable bonds.

Outlook

In Asset Management, we believe that growing investor awareness of the benefits of alternative investment products as part of a balanced portfolio will continue to create strong demand for our products. Through our powerful distribution capability, we expect to see the benefits of this demand from both private and institutional investors. The high level of private investor sales achieved in the first half has continued into the second half. The latest global launch, Man Global Strategies Diversified Ltd, and the Swiss product, Man Multi-Strategy CHF Series 1 Ltd, closed in October together raising $787 million of investor money. As a result, funds under management at 31 October 2003 are estimated to have risen to $32.5 billion, which includes $13.0 billion from RMF.

In Brokerage, we continue to benefit from strong demand for futures and options products worldwide. Our position as one of the leading brokers in these markets will allow us to continue to benefit from consolidation in the industry. The GNI business acquired last year has now been fully integrated, bringing revenue benefits, cost savings and an enhanced position in equity derivative products.



Stanley Fink
Chief Executive



Peter Clarke
Finance Director

6 November 2003

Group Profit and Loss Account

	Note	Half year to 30 September 2003 Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
Net operating income	2,3	381.8	–	381.8
Operating expenses	4	(203.9)	(21.5)	(225.4)
Exceptional item – GNI integration costs	5	–	(5.3)	(5.3)
Group operating profit – continuing operations		177.9	(26.8)	151.1
Share of operating profit/(loss) from joint ventures and associates	4	7.1	(0.6)	6.5
Total operating profit: Group and share of joint ventures and associates		185.0	(27.4)	157.6
Net interest income	6	5.5	–	5.5
Profit on ordinary activities before taxation	3	190.5	(27.4)	163.1
Taxation		(37.1)	1.2	(35.9)
Profit on ordinary activities after taxation		153.4	(26.2)	127.2
Equity minority interest		–	–	–
Profit for the period		153.4	(26.2)	127.2
Ordinary dividends	7			(33.5)
Retained profit for the period				93.7
Earnings per share on total operations	8			
Basic				43.0p
Diluted				39.3p
Earnings per share before goodwill and exceptional items	8			
Basic				51.8p
Diluted				47.0p
Underlying earnings per share	8			
Basic				42.3p
Diluted				38.7p
Dividends per share	7			11.4p

Historical cost profits and losses are not materially different from those shown above.

Group Statement of Total Recognised Gains and Losses

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Profit for the period	127.2	97.2	234.5
Currency translation differences taken directly to reserves	(52.2)	(73.0)	(82.2)
Total recognised gains and losses relating to the period	75.0	24.2	152.3

Half year to 30 September 2002			Year to 31 March 2003		
Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
255.5	–	255.5	640.7	–	640.7
(128.5)	(14.3)	(142.8)	(314.8)	(34.8)	(349.6)
–	–	–	–	(15.0)	(15.0)
127.0	(14.3)	112.7	325.9	(49.8)	276.1
4.4	(0.7)	3.7	11.0	(1.4)	9.6
131.4	(15.0)	116.4	336.9	(51.2)	285.7
6.6	–	6.6	11.2	–	11.2
138.0	(15.0)	123.0	348.1	(51.2)	296.9
(27.6)	1.8	(25.8)	(65.8)	3.5	(62.3)
110.4	(13.2)	97.2	282.3	(47.7)	234.6
–	–	–	(0.1)	–	(0.1)
110.4	(13.2)	97.2	282.2	(47.7)	234.5
		(33.3)			(75.2)
		63.9			159.3
		33.8p			80.0p
		32.8p			75.8p
		38.4p			96.3p
		37.2p			91.0p
		27.9p			63.8p
		27.0p			60.7p
		9.1p			23.2p

Group Balance Sheet

	Note	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Fixed assets				
Intangible assets – goodwill		**510.6**	506.5	522.8
Tangible assets		**43.2**	26.5	41.7
Investments				
Investments in joint ventures		**6.8**	18.0	18.2
Investments in associates		**29.8**	19.5	25.4
Other investments		**84.2**	68.8	70.1
		120.8	106.3	113.7
		674.6	639.3	678.2
Current assets				
Debtors	9	**1,694.5**	933.7	1,743.3
Investments	10	**1,015.5**	117.0	694.1
Cash at bank and in hand		**647.9**	350.9	642.6
		3,357.9	1,401.6	3,080.0
Creditors: amounts falling due within one year	11	**(2,266.4)**	(913.0)	(2,277.7)
Net current assets		**1,091.5**	488.6	802.3
Total assets less current liabilities		**1,766.1**	1,127.9	1,480.5
Creditors: amounts falling due after more than one year	11			
Exchangeable bonds		**(390.2)**	–	(389.7)
Other		**(376.6)**	(206.9)	(114.7)
		(766.8)	(206.9)	(504.4)
Provisions for liabilities and charges		**(3.2)**	(6.2)	(4.8)
Net assets		**996.1**	914.8	971.3
Capital and reserves				
Called up share capital		**30.5**	31.0	30.7
Share premium account		**507.9**	507.9	507.9
Capital reserve		**2.1**	1.6	2.0
Profit and loss account		**455.0**	373.8	430.2
Equity shareholders' funds		**995.5**	914.3	970.8
Equity minority interests		**0.6**	0.5	0.5
		996.1	914.8	971.3

Group Cash Flow Statement

	Note	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Net cash (outflow)/inflow from operating activities	13	**(16.1)**	90.8	318.6
Dividends from joint ventures		**2.4**	2.2	3.2
Dividends from associates		**0.9**	0.7	5.0
Returns on investments and servicing of finance		**7.2**	3.7	17.0
Taxation paid		**(34.3)**	(32.8)	(50.6)
Capital expenditure and financial investment		**(40.8)**	(20.2)	(44.2)
Acquisitions and disposals		**(6.7)**	(316.5)	(291.3)
Equity dividends paid		**(41.7)**	(39.8)	(67.1)
Net cash outflow		**(129.1)**	(311.9)	(109.4)
Management of liquid resources		**(4.9)**	1.8	(65.4)
Financing		**154.8**	282.5	369.3
Increase/(decrease) in cash		**20.8**	(27.6)	194.5

Reconciliation of Net Cash Flow to Movement in Net Debt

	Note	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Increase/(decrease) in cash		**20.8**	(27.6)	194.5
Cash inflow from movement in debt		**(171.6)**	(104.7)	(225.0)
Cash outflow/(inflow) from movement in liquid resources		**4.9**	(1.8)	65.4
Change in net debt resulting from cash flows		**(145.9)**	(134.1)	34.9
Debt acquired with businesses and subsidiaries		**–**	(12.7)	(13.1)
Currency translation difference		**5.3**	10.1	3.6
Movement in net debt		**(140.6)**	(136.7)	25.4
Opening net debt		**(15.3)**	(40.7)	(40.7)
Closing net debt	14	**(155.9)**	(177.4)	(15.3)

Reconciliation of Movements in Equity Shareholders' Funds

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Profit for the period	**127.2**	97.2	234.5
Ordinary dividends	**(33.5)**	(33.3)	(75.2)
Retained earnings	**93.7**	63.9	159.3
Other recognised gains and losses relating to the period	**(52.2)**	(73.0)	(82.2)
Issue of ordinary share capital	**–**	400.7	400.8
Purchase and cancellation of own shares	**(16.8)**	(8.8)	(38.5)
Adjustment to goodwill written off on acquisitions	**–**	–	(0.1)
Net increase in shareholders' funds	**24.7**	382.8	439.3
Opening shareholders' funds	**970.8**	531.5	531.5
Closing shareholders' funds	**995.5**	914.3	970.8

Notes to the Interim Financial Statements

1. Basis of preparation

The unaudited financial statements for the half year to 30 September 2003 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report for the year to 31 March 2003.

In accordance with the change in presentation made in the 2003 Annual Report, the presentation of the comparative figures for September 2002 has been changed in the net operating income note to the Interim financial statements (note 2). Income relating to Brokerage's matched principal business and redemption profits in Asset Management has been transferred from other operating income to commissions receivable. There is no change to the total net operating income figure. The reasons for these changes are discussed in the Principal Accounting Policies note in the 2003 Annual Report.

2. Net operating income

	Half year to 30 September 2003 £m	Half year to 30 September 2002+ £m	Year to 31 March 2003 £m
Continuing operations			
Fees and commissions receivable	**591.1**	400.9	958.4
Fees and commissions payable	**(246.5)**	(160.4)	(363.0)
Net trading interest income	**26.1**	13.5	39.0
Other operating income	**11.1**	1.5	6.3
Net operating income	**381.8**	255.5	640.7

+ In accordance with the change made in the 2003 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2002 as detailed in the basis of preparation note (note 1).

3. Segmental analysis

(a) Segmental analysis of net operating income

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Business segment			
Continuing operations			
Asset Management	**243.5**	173.2	433.2
Brokerage	**138.3**	82.3	207.5
	381.8	255.5	640.7

3. Segmental analysis continued
(b) Segmental analysis of profit on ordinary activities before taxation

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Business segment			
Continuing operations			
Asset Management – net management fee income	**122.8**	80.1	181.1
Asset Management – net performance fee income	**34.1**	35.9	115.0
Asset Management – goodwill amortisation	**(18.9)**	(13.5)	(31.4)
Asset Management total	**138.0**	102.5	264.7
Brokerage – before goodwill amortisation and exceptional items	**32.3**	20.2	48.3
Brokerage – goodwill amortisation	**(3.2)**	(1.5)	(4.8)
Brokerage – exceptional items	**(5.3)**	–	(15.0)
Brokerage total	**23.8**	18.7	28.5
Sugar Australia	**1.3**	1.8	3.7
	163.1	123.0	296.9

4. Goodwill amortisation
Included in operating expenses is goodwill amortisation of £21.5 million (September 2002: £14.3 million, March 2003: £34.8 million). Total goodwill amortisation in the period, including the amount relating to joint ventures and associates, on a pre-tax basis is £22.1 million (September 2002: £15.0 million, March 2003: £36.2 million) and on a post-tax basis is £22.1 million (September 2002: £13.2 million, March 2003: £36.2 million).

5. Exceptional operating expense
For the half year to 30 September 2003, following the acquisition of GNI Holdings Limited, costs amounting to £5.3 million (£4.1 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and staff retention costs of £3.7 million, and other termination and relocation costs of £1.6 million.

For the year to 31 March 2003, following the acquisition of GNI Holdings Limited, costs amounting to £15.0 million (£11.5 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and staff retention costs of £11.5 million, and other termination and relocation costs of £3.5 million.

Of these total costs incurred since acquisition, £18.3 million had been paid by 30 September 2003, with the remaining £2.0 million included as provisions or accruals in the balance sheet at 30 September 2003.

6. Net interest income

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Interest receivable	**17.1**	17.8	33.3
Interest payable	**(11.6)**	(11.2)	(22.1)
	5.5	6.6	11.2

7. Dividends

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Ordinary shares			
Interim – 11.4 pence (2003: 9.1 pence)	**33.5**	27.4	27.4
Final – (2003: 14.1 pence)	**–**	–	41.9
Under accrual of 2002 Final	**–**	5.9	5.9
	33.5	33.3	75.2

The 2002 final dividend was under-accrued as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

8. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of £127.2 million (30 September 2002: £97.2 million, 31 March 2003: £234.5 million) and on 296,103,183 (30 September 2002: 287,282,883, 31 March 2003: 292,984,011) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of £132.5 million (30 September 2002: £97.2 million, 31 March 2003: £238.5 million) and on 337,293,353 (30 September 2002: 296,598,037, 31 March 2003: 314,327,270) ordinary shares, calculated as follows:

	30 September 2003 Number	30 September 2002 Number	31 March 2003 Number
Basic weighted average number of shares	**296,103,183**	287,282,883	292,984,011
Dilutive potential ordinary shares			
Share awards under incentive schemes	**9,805,709**	9,085,040	9,321,366
Employee share options	**183,213**	230,114	139,774
Exchangeable bonds	**31,201,248**	–	11,882,119
	337,293,353	296,598,037	314,327,270

8. Earnings per share continued

The following tables reconcile the earnings per share on total operations with the earnings per share before goodwill and exceptional items and underlying earnings per share:

	Half year to 30 September 2003			
	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations +	127.2	132.5	43.0	39.3
Exceptional items	4.1	4.1	1.3	1.2
Goodwill amortisation	22.1	22.1	7.5	6.5
Earnings per share – before goodwill and exceptional items	153.4	158.7	51.8	47.0
Performance related income	(27.3)	(27.3)	(9.2)	(8.0)
Sugar Australia	(0.9)	(0.9)	(0.3)	(0.3)
Underlying earnings per share	125.2	130.5	42.3	38.7

	Half year to 30 September 2002			
	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	97.2	97.2	33.8	32.8
Exceptional items	–	–	–	–
Goodwill amortisation	13.2	13.2	4.6	4.4
Earnings per share – before goodwill and exceptional items	110.4	110.4	38.4	37.2
Performance related income	(28.8)	(28.8)	(10.0)	(9.7)
Sugar Australia	(1.5)	(1.5)	(0.5)	(0.5)
Underlying earnings per share	80.1	80.1	27.9	27.0

	Year to 31 March 2003			
	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations +	234.5	238.5	80.0	75.8
Exceptional items	11.5	11.5	3.9	3.6
Goodwill amortisation	36.2	36.2	12.4	11.6
Earnings per share – before goodwill and exceptional items	282.2	286.2	96.3	91.0
Performance related income	(92.0)	(92.0)	(31.4)	(29.3)
Sugar Australia	(3.3)	(3.3)	(1.1)	(1.0)
Underlying earnings per share	186.9	190.9	63.8	60.7

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the interest expense in the period relating to the exchangeable bonds.

9. Debtors

	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	**463.5**	2.2	488.0
Securities transactions in the course of settlement	**71.7**	87.4	245.2
Futures transactions	**220.8**	182.4	315.7
Other trade	**270.7**	103.3	136.7
Amounts owed by funds	**309.1**	362.1	310.6
Other categories of debtors	**358.7**	196.3	247.1
	1,694.5	933.7	1,743.3

10. Current asset investments

	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Listed investments	**709.1**	1.9	402.2
Unlisted investments	**306.4**	115.1	291.9
	1,015.5	117.0	694.1

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments relate to investments in the new manager initiative and other managers in Asset Management and US treasury bills and certificates of deposit in Brokerage.

11. Creditors

	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Amounts falling due within one year			
Bank loans and overdrafts	**59.5**	353.6	170.1
Private placement notes	**9.0**	–	9.5
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**541.9**	–	578.4
Securities transactions in the course of settlement	**152.8**	138.5	169.9
Futures transactions	**622.8**	122.7	525.1
Short stock positions held for hedging	**441.9**	–	414.1
Other trade	**80.8**	57.5	70.5
Other categories of creditors	**357.7**	240.7	340.1
	2,266.4	913.0	2,277.7

Other categories of creditors includes £34.2 million relating to commodity financing transactions (30 September 2002: £42.4 million, 31 March 2003: £35.9 million).

	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Amounts falling due after more than one year			
Loans			
Bank loans	**345.1**	165.2	88.6
Private placement notes	**–**	9.5	–
Exchangeable bonds	**390.2**	–	389.7
Other creditors	**31.5**	32.2	26.1
	766.8	206.9	504.4

12. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £3,453.2 million (30 September 2002: £2,455.5 million, 31 March 2003: £3,148.9 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

13. Cash flow from operating activities

	Half year to 30 September 2003 £m	Half year to 30 September 2002 £m	Year to 31 March 2003 £m
Operating profit	**151.1**	112.7	276.1
Depreciation of tangible fixed assets	**9.2**	4.3	12.7
Amortisation of goodwill	**21.5**	14.3	34.8
Amortisation of fixed asset investments	**11.0**	7.9	14.2
Profit on sale of fixed asset investments	**–**	–	(0.1)
(Increase)/decrease in debtors	**(35.0)**	(51.8)	1,212.8
(Increase)/decrease in short-term investments	**(364.8)**	39.5	772.3
Increase/(decrease) in creditors	**198.0**	(36.1)	(1,995.5)
Costs in relation to exceptional items	**(7.1)**	–	(8.7)
Net cash (outflow)/inflow from operating activities	**(16.1)**	90.8	318.6

14. Analysis of net debt

	At 30 September 2003 £m	At 30 September 2002 £m	At 31 March 2003 £m
Cash at bank and in hand	**647.9**	350.9	642.6
Overdrafts	**(50.0)**	(2.6)	(13.3)
Loans due within one year			
Bank loans	**(9.5)**	(351.0)	(156.8)
Private placement notes	**(9.0)**	–	(9.5)
Loans due after one year			
Bank loans	**(345.1)**	(165.2)	(88.6)
Private placement notes	**–**	(9.5)	–
Exchangeable bonds	**(390.2)**	–	(389.7)
Closing net debt	**(155.9)**	(177.4)	(15.3)

15. Exchange rates

The following US dollar exchange rates have been used in the preparation of this Interim Report:

	30 September 2003	30 September 2002	31 March 2003
Average exchange rate	**1.62**	1.51	1.55
Period end exchange rate	**1.67**	1.57	1.58

Independent Review Report to Man Group plc

Introduction
We have been instructed by Man Group plc to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
6 November 2003

Notes
(a) The maintenance and integrity of the Man Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Shareholder and Company Information

Results announced

Interim	November
Final	May
Annual Report Issued	June
Annual General Meeting	July

Dividends

Interim paid	December
Final paid	July

For historic dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the interim dividend. The final election date for participation in the DRIP in relation to the interim dividend is 3.00pm on 27 November 2003. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP mandate. Alternatively, copies may be downloaded from the Man Group website in the 'Dividends' section of 'Shareholder Services'.

Shareholder enquiries

All administrative queries concerning shareholdings should be directed to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref. 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts

Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Man Group website

Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com

Auditors

PricewaterhouseCoopers LLP, Southwark Towers, 32 London Bridge Street, London SE1 9SY.

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Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T 020 7144 1000
F 020 7144 1923
www.mangroupplc.com